NO ACT

DC 12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024839

Received SEC

FEB 12 2008

Washington, DC 20549

February 12, 2008

Christa A. D'Alimonte
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/12/2008

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 20, 2007

Dear Ms. D'Alimonte:

This is in response to your letter dated December 20, 2007 concerning the shareholder proposal submitted to Merrill Lynch by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Thomas P. V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

cdalimonte@shearman.com
(212) 848-7257

December 20, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal Submitted by the Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

On behalf of Merrill Lynch & Co., Inc., a Delaware corporation ("Merrill Lynch" or the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal and supporting statement (together, the "Proposal") attached as Exhibit 1 hereto that Merrill Lynch received from the Massachusetts Laborers' Pension Fund ("MLPF") for inclusion by Merrill Lynch in the proxy materials (the "2008 Proxy Materials") the Company intends to distribute in connection with its 2008 annual meeting of shareholders (the "2008 Annual Meeting"). The Proposal was sent to Merrill Lynch under cover of a letter dated November 9, 2007 which is also attached as part of Exhibit 1 hereto.

The Proposal

The Proposal requests that the board of directors of Merrill Lynch "initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The CEO and the Board will collaborate on the CEO succession planning process and will review the plan annually;
- The Board and CEO will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board and CEO will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan and will solicit feedback on the plan from key constituents, such as long-term investors, analysts, customers or suppliers."

Merrill Lynch intends to omit the Proposal from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) promulgated under the Exchange Act because the Proposal relates to Merrill Lynch's ordinary business operations.

We respectfully request the concurrence of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action if Merrill Lynch omits the Proposal from the 2008 Proxy Materials.

The reasons that the Proposal may be properly omitted from the 2008 Proxy Materials are discussed below. The factual information regarding Merrill Lynch and its business in such discussion has been provided to us by Merrill Lynch.

The Proposal Relates to the Ordinary Business Operations of Merrill Lynch

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations."

The Commission has provided specific guidance on the policy rationale for the ordinary business exclusion in Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission observed that the general underlying policy of the ordinary business exclusion is consistent with the policy of most state corporate laws: "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Id. The Commission then went on to identify the two central considerations on which this underlying policy rests:

> "The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees.
>
> "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time frames or methods for implementing complex policies." Id.

The Proposal clearly falls within the ordinary business exclusion based upon the application of the general underlying policy, including the two central considerations on which it rests. The first central consideration identified by the Commission states that the "management of the workforce, such as hiring, promotion, and termination of employees" cannot as a practical matter be subject to direct shareholder oversight. Further, by specifying detailed features of the proposed succession policy, the Proposal seeks to micro-manage the Company's management of the workforce, which is a complex matter that shareholders cannot effectively supervise.

We note that the board of directors of the Company takes seriously its responsibility to address CEO (and other senior management) succession, and has taken steps to address the matter in the course of its ordinary business operations. Specifically, it has established a Management Development and Compensation Committee (the "Committee") which, as set forth in its charter (the "Charter"), has "overall responsibility for executive succession planning, management development, and approving and evaluating incentive compensation plans, policies and programs of Merrill Lynch & Co., Inc. and its affiliates." As discussed more fully below, the Charter contemplates periodic review of management development processes, recommendation by the Committee of certain senior management positions and periodic review by the Committee of succession plans for senior management positions, including the CEO.

The Staff has applied the ordinary business exclusion in several no-action letters involving proposals relating to Chief Executive Officer ("CEO") employment and succession and has consistently taken the view that CEO employment and succession, like that of other employees, falls within the scope of a company's "management of the workforce." In Potomac Electric Power Company (available February 2, 1993), a stockholder proposal recommended that the company's board of directors take the necessary steps to ensure that "the recommendations...concerning the annual salary administration for all exemp[t] employees, including specific salary recommendation for senior officers and employees, the Executive Incentive Compensation plan[,] the Long Term Incentive Plan, the supplemental Executive Retirement Plan, the General Retirement Plan, other benefit plans and officer and senior management succession are submitted to the shareholders for approval." In response to the company's no-action request letter, the Staff concluded that if the proponent submitted a revised proposal that related "only to executive compensation" and not to "managerial succession", the proposal could not be excluded under Rule 14a-8(c)(7) (as dealing with a matter relating to ordinary business operations). The clear inference from this conclusion is that, so long as the proposal related to "managerial succession", it could be excluded under Rule 14a-8(c)(7). See also Wachovia Corporation (available February 17, 2002) (stating that a stockholder proposal instructing the board of directors to seek and hire a new CEO within six months is excludible because the "termination, hiring, or promotion of employees" relates to ordinary business operations); Willow Financial Bancorp, Inc. (available August 16, 2007) (stating that a stockholder proposal recommending the replacement of the CEO and Chief Financial Officer is excludible because the "termination, hiring, or promotion of employees" relates to ordinary business operations); The Boeing Company (available February 10, 2005) (stating that a stockholder proposal urging that independent directors approve, rather than merely review, the hiring of certain senior executives is excludible because the "termination, hiring, or promotion of employees" relates to ordinary business operations). In each of these examples, the Staff's position supported the view that a company's ordinary business operations includes managing its CEO succession policies and practices, and we believe supports that view that the Proposal may be omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7).

For the foregoing reasons, we believe that the Proposal is excludable from the 2008 Proxy Materials under Rule 14a-8(i)(7) because it deals with matters relating to Merrill Lynch's ordinary business operations – namely, the management of the Company's CEO succession policies and practices.

Conclusion

Based on the foregoing, Merrill Lynch intends to omit the Proposal from the 2008 Proxy Materials for the 2008 Annual Meeting. We respectfully request that the Staff confirm that the Proposal may be omitted from such proxy materials.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (212) 848-7257. Thank you for your attention to this matter.

December 20, 2007

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of this letter and the attachments hereto (including the Proposal), and a copy of this letter, with attachments, is being sent simultaneously to MLPF as notification of Merrill Lynch's intention to omit the Proposal from its 2008 Proxy Materials. Merrill Lynch expects to file its definitive proxy materials with the Commission on or about March 14, 2008. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Merrill Lynch files its definitive 2008 Proxy Materials. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope.

Very truly yours,

Christa A. D'Alimonte

Attachment

cc w/ att: Thomas P. V. Masiello, Massachusetts Laborers' Pension Fund
Richard Alsop, Merrill Lynch & Co., Inc.
John J. Madden, Shearman & Sterling LLP

Exhibit 1

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

November 9, 2007

Via Facsimile
212-670-0420

Ms. Judith Witterschein
Corporate Secretary
Merrill Lynch & Company
4 World Financial Center, 250 Vesey Street
New York, NY 10080

Dear Ms. Witterschein:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Merrill Lynch & Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 4,100 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director of Corporate Affairs, at 202-942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Thomas P. V. Masiello
Administrator

TPVM/gdo
Enclosure

cc: Jennifer O'Dell

Resolved: That the shareholders of Merrill Lynch, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The CEO and the Board will collaborate on the CEO succession planning process and will review the plan annually;
- The Board and CEO will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board and CEO will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan and will solicit feedback on the plan from key constituents, such as long-term investors, analysts, customers or suppliers.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006*). The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

The NACD report also identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process.

Our Company's Guidelines contain only a general statement regarding succession planning. We believe that the policy does not go far enough to protect shareholders. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of another CEO's departure. We urge shareholders to vote **FOR** our proposal.

STATE STREET.

Kevin Yakimowsky
Assistant Vice President
Specialized Trust Services

STATE STREET BANK
200 Newport Avenue - JQ87
N. Quincy, MA 02171

Telephone: 617-985-7712
Facsimile: 617-769-6695
kyakimowsky@statestreet.com

Sent Via Fax 212-670-0420

December 4, 2007

Ms. Judith Witterschein
Corporate Secretary
Merrill Lynch & Company
4 World Financial Center, 250 Vesey Street
New York, NY 10080

Re: Certification of Shareholding in Merrill Lynch & Company <cusip 590188108> for MA Laborers Pension Fund

Dear Ms. Witterschein,

State Street Bank is the record holder for **4,100 shares of Merrill Lynch** & Company ("Company") common stock held for the benefit of the Massachusetts Laborers Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

As custodian for the Fund, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 20, 2007

The proposal requests that the board of directors initiate the appropriate process to amend Merrill Lynch's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, including features specified in the proposal.

There appears to be some basis for your view that Merrill Lynch may exclude the proposal under rule 14a-8(i)(7), as relating to Merrill Lynch's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Merrill Lynch omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END